UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “intends”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 05.09.2005             1Q05 Earnings Results

     Banco Bradesco, Brazil’s largest private Bank, posted a Net Income of R$ 1,205 billion in 1Q05 (equivalent to R$ 2.45 per stock), compared to a Net Income of R$ 609 million in 1Q04, i.e., up by 97.9% . The Net Income posted for this period was 13.9% superior compared to the R$ 1,058 billion of the fourth quarter of 2004. This result represents a 34,7% annualized Return on the average Stockholders’ Equity for the quarter (31.7% in 4Q04).

     In the first quarter of 2005, 64% of Bradesco’s Net Income was originated from financial activities and 35% from Insurance, Private Pension Plans and Savings Bonds activities. The accounted gain related to the sale of the stake in Belgo-Mineira’s capital stock, as disclosed in RI Express on February 10, 2005, was fully absorbed by extraordinary provisions constituted in the quarter; therefore, not impacting the result.

      Financial margins reached R$ 3.999 billion In 1Q05, increasing by 20.1% in the last 12 months, and by 13.7% when compared to 4Q04. Fee Income grew by R$ 342 million between March 2004 and 2005, totaling R$ 1.661 billion. In the comparison between 4Q04 and 1Q05, fees evolved by R$ 33 million (adjusted by the additional month of fees from Visanet, which had impacted 4Q04 by R$ 47 million).

     Bradesco’s Efficiency Ratio for the accumulated 12 months keeps presenting a consistent improvement, reaching 59.0% in 1Q04, 55.5% in 4Q04 and, finally, 52.7% in 1Q05.

     In line with the policy of adding shareholders value, Bradesco paid, or accrued, R$ 366.2 million in Interest on Own Capital in 1Q05 (R$ 326.1 million in 1Q04 and R$ 340.5 million in 4Q04). On March 1st, Bradesco increased by 21.12% the monthly amount of Interest on Own Capital paid as from April/2005, as following: R$0.04706 to R$0.057 (net of Withholding Income Tax – R$ 0.04845), for the common stocks and R$0.051766 to R$0.0627 (net of Withholding Income Tax – R$ 0.053295), for the preferred stocks.

     Bradesco’s Market Capitalization surpassed the R$ 35.5 billion mark, increasing by 75% between March 2004 and March 2005, against the 20.2% evolution of the Ibovespa in the same period, and by 24.3% in the quarter, vis-à-vis the 1.6% of the Ibovespa.

Investor Relations Area

Jean Philippe Leroy – 55 11 3684.9229	Luiz Osório Leão Filho – 55 11 3684.9302

Andressa Vallilo Ramalho – 55 11 3684.6256

www.bradesco.com.br/ir

Assets

Total Assets surpassed R$ 191 billion, an 18.8% annual growth, and a 3.4% quarterly growth.

In the q-o-q analysis (1Q04/1Q05), the Securities Portfolio grew by R$ 11.7 billion, and the Loan Portfolio increased by R$ 11.1 billion, mainly in the Individuals, Micro, Small and Medium-Sized Companies segments.

When compared to 4Q04, the Securities Portfolio increased by R$ 2.4 billion, and the Credit Portfolio was up by R$ 3.2 billion.

Loan Operations

The Loan Portfolio, including sureties and guarantees, reached the R$ 75 billion mark, up by 22.3% in relation to 1Q04, and by 5.9%, when compared to the previous quarter.

The Loan Portfolio, not including sureties and guarantees, reached R$ 66 billion, a 20.2% y-o-y jump, and a 5.1% q-o-q raise.

Over the last twelve months the portfolio increased by R$ 11.1 billion, and by R$ 3.2 billion in the quarter, mainly motivated by the higher loan demand by Individuals, subsequent to (i) the Brazilian economy growth, (ii) the rise of real wages, as well as (iii) from the unemployment decrease. In 1Q05, higher demands in the following lines were noticed: Personal Credit, Vehicles finances (CDC) and BNDES Onlendings (“MODERFROTAS” line, for the acquisition of tractors and agricultural equipment in general).

In the corporate segment, the annual portfolio growth was concentrated in Working Capital and Overdraft transactions, in line with the expected sales growth related to the economic recovery. In the q-o-q comparison, the largest increases occurred in Working Capital and Exports Financing operations. Small and medium-sized (SME) companies have gradually increased their loan demand due to the seasonal effect observed in 1Q05. In the same period, large corporates presented a slight expansion in the demand for loan operations, despite the seasonal effect and the higher volume of capital markets transactions.

Portfolio by type of customer:

In March 2004, AA-C rated operations accounted for 92.5% of the Loan Portfolio, compared to 92.3% in December 2004 (90.4% in 1Q04), evidencing a continuous improvement in the asset quality.

Total provisions reached R$ 4.3 billion, equivalent to 6.5% of the Portfolio, of which R$ 3.4 billion were required provisions and R$ 938 million were additional provisions. In the previous quarter total provisions reached R$ 4.1 billion, 6.6% of the Portfolio, of which R$ 3.2 billion were required provisions and R$ 925 million were additional provisions.

The R$ 146 million increase in the volume of allowance for loan loss expenses in 1Q05 was motivated by the effect of downgrading the rating of an utility company in the amount of R$ 166 million.

The coverage ratio, which compares total provisions and the D-H rated operations, stood at 162.2% (169.8% in December 2004, and 153.9% by the end of 1Q04).

Deposits and Liabilities

Total Deposits reached R$ 71.4 billion, increasing by 20.6% over the last twelve months, and by 4% in 1Q05, demonstrating the strength of Bradesco to add deposits.

The Loan-to-Deposits ratio stood at 92.4% .

Over the last 12 months, Demand Deposits raised by 18.4% and Savings Deposits by 11.5% . In the q-o-q analysis, Demand Deposits dropped by R$ 374 million and Savings Deposits by R$ 335 million, due to seasonal effects, and Time Deposits increased R$ 3.3 billion, reaching R$ 31.8 billion, because of increasing demand for loans.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds amounted R$ 35.3 billion, and increased by 26.4% over the last twelve months and by 4.9% in the quarter, reflecting the Grupo Bradesco de Seguros (Insurance Group) leadership in issuance of premiums, as well as its conservative provisioning criteria.

Capital

By the end of 1Q05, Bradesco’s Stockholders’ Equity reached R$ 16.5 billion and the Basel Capital Adequacy Ratio (BIS) reached 15%, considering that the minimum requirement in Brazil is 11%, allowing a potential R$ 53.6 billion Loan Portfolio expansion.

Asset Management

Total assets under management reached R$ 104.7 billion, R$ 2.9 billion of which are third-party funds related to specific services of management, custody and controllership, as demonstrated bellow:

Stockholders’ Equity – R$ million
	2004		2005

	March	December	March

Investment Funds	75,217	86,253	91,730
Managed Portfolios	8,828	8,243	7,458
Third-Party Funds Quotas	1,678	5,144	5,569

Total	85,723	99,640	104,757

Asset Distribution – R$ million

	2004		2005

	March	December	March

Investment Funds – Fixed Income	72,487	83,441	88,812
Investment Funds – Variable Income	2,730	2,812	2,918
Investment Funds – Third-Party Funds	1,538	5,067	5,391

Total	76,755	91,320	97,121

Managed Portfolios – Fixed Income	6,570	5,922	5,583
Managed Portfolios – Variable Income	2,258	2,321	1,875
Managed Portfolios – Third-Party Funds	140	77	178

Total	8,968	8,320	7,636

Total Fixed Income	79,057	89,363	94,395
Total Variable Income	4,988	5,133	4,793
Total Third-Party Funds	1,678	5,144	5,569

Total	85,723	99,640	104,757

According to the Ranking Invest Tracker-Estadão – “Best Funds” , Bradesco was elected for the third year in a row as the asset manager with the highest number of “5 stars” funds. The Ranking Invest Tracker-Estadão – “Best Funds” was performed by Thomson Financial Brasil, and takes into consideration the grades obtained by the Funds in four characteristics: profitability, risk, adherence and performance.

Financial Margin

The R$ 483 million financial margin increase in 1Q05 compared to 4Q04, is due to (i) a R$ 211 million increase in interest income, resulted from the expansion in the average volume of businesses and (ii) a R$ 272 million growth in the non-interest income, in which is included the gain of R$ 327 million recorded from the sale of part of our stake in Belgo-Mineira’s capital stock.

Fee Income

Fee Income continued evolving due to the increase in the average volume of operations, as well as to the increase in the customer base.

Over the last 12 months, revenues from services rendered evolved R$ 342 million, especially fees originated by (i) loan operations - R$ 118 million; (ii) checking account - R$ 80 million; (iii) cards - R$ 48 million; (iv) asset management - R$ 40 million and (v) and consortium purchase system - R$ 15 million.

The R$ 14 million variation in the quarter is basically due to the effect from the elimination of the gap of consolidation period of Visanet in 4Q04, which affected the fees from cards by R$ 47 million. Excluding this effect, highlights in 1Q05 fees came from (i) loan operations, up by R$ 35 million; (ii) checking account, up by R$ 22 million; and (iii) assets under management, up by R$ 5 million.

Fee Income 1Q05 covered 68.8% of Total Expenses (Personnel + Other Administrative Expenses), against an index of 65.1% obtained in the last quarter.

Expenses

Bradesco continues to focus in the ongoing improvement of its operating efficiency.

The variation in the period is mainly due to: (i) the payroll increase resulted from the collective bargaining agreement (8.5%) in September/04 – R$ 109 million; (ii) higher employee profit sharing expenses – R$ 20 million; and (iii) reduction in personnel expenses, related to the synergies obtained in administrative processes.

The R$ 78 million decrease in personnel expenses in the q-o-q analysis was influenced by extraordinary or seasonal effects. If these effects are excluded, the recurring decrease in expenses was of R$ 15 million in the period.

As a consequence, the accumulated Efficiency Ratio in the 12-month period decreased from 55.5% in 4Q04 to 52.7% in this quarter.

Insurance, Private Pension Plans and Savings Bonds

This segment reported Net Income of R$ 427 million (R$ 164 million in 1Q04). Net Income had totaled R$ 312 million in 4Q04.

In the Vehicle Segment, premiums increased by 42.4% in 1Q05 in relation to 1Q04, attesting the success of the acceptance policy and of the implementation of a pricing policy in line with each customer characteristics (Profile).

Bradesco`s Vehicle Insurance market share increased to 18.0%, thus maintaining the absolute leadership in the segment.

With a priority focus on Mass Insurance, particularly Home Insurance, which presents low claims ratio, the contribution of Basic Lines reached 10.7% .

In the Life segment, in which Bradesco also maintains leadership with a 17.3% market share, we emphasize low ticket products, targeting the low income individuals segment, specially the products "Vida Máxima Mulher Bradesco" (Life Insurance for Women) and "Vida Segura Bradesco" (“Bradesco Safe Life”).

Considering Private Pension Plans, Bradesco focuses the strategy of increasing PGBL and VGBL products sales. Market share rose to 35.0%, thus maintaining the absolute leadership in the segment.

In the Savings Bonds segment, the Portfolio profile was maintained, with larger participation of monthly payment bonds.

Bradesco Saúde presented in 1Q05 loss of R$ 213.5 million, due to the extraordinary provisions in the amount of R$ 324 million. The Company continues prioritizing sales of Corporate Plans, which has been accounting for nearly 73% of the total insured portfolio. The growth in the number of insured customers in this segment reflects the Company’s high level of specialization, which is the greatest differential in the current Brazilian Supplementary Health market. Approximately 12 thousand companies in Brazil chose Bradesco Saúde, and 32 out of the 100 largest Brazilian companies are customers in the Health/Dental insurance line.

Premiums in Insurance, Private Pension Plans and Savings Bonds summed up R$ 3.6 billion in 1Q05, against R$ 3.4 billion in the same period of 2004, accounting a 5.4% growth.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds reached the amount of R$ 35.3 billion, accounting for 39% of the market.

Extraordinary events

The extraordinary gain recorded in the sale of part of our stake in Belgo-Mineira’s capital stock, as disclosed in the RI Express released on February 10, 2005, was fully absorbed by extraordinary provisions in Health Insurance and for Loan Losses Allowances due to the downgrading of the rating of an utility company, constituted in 1Q05, which did not impact the final result. Therefore the Net Income was not affected by those effects.

Other Highlights

Bradesco acquired for R$ 80 million, through its subsidiary Finasa, the 33 branches’ network of Grupo Morada, which is present in the financial market for more than 36 years. As a result of this deal, which transfers the consumer finance business, Bradesco raised its presence to 3,600 affiliated outlets.

IR Area Highlights

On March 19 and 20, Bradesco’s IR team participated in the “Open Stock Exchange” event, which allowed individuals to visit BOVESPA’s facilities, in an opportunity for publicly-held companies and stock brokers to have a booth and present its products and strategies to the visitors.

CONFERENCE CALL INFORMATION

Date: Tuesday, May 10, 2005
Portuguese	English
9:30 am (São Paulo time)	11:00 am (São Paulo time)
8:30 am (New York time)	10:00 am (New York time)

Brazil and International:	USA and International:
(+55 11) 2101-1490	(+1 973) 582-2757
Code: Bradesco	Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ri

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from May 10 to 17, 2005, at the Phone Nos. (+55 11) 2101-1490 for Portuguese and (+1 973) 341-3080 for English, both with the code Bradesco. Alternatively, it will be available on Bradesco’s website approximately two hours after the event has ended.

 Market Indicators:

In %	1Q04	1Q05	4Q04	1Q05

USD Commercial rate	0.67	0.43	(7.14)	0.43
IPCA	1.85	1.79	2.00	1.79
CDI	3.76	4.18	3.99	4.18
Selic (closing)	16.25	19.25	17.75	19.25

USD Commercial rates (closing) – in R$	2.9086	2.6662	2.6544	2.6662

Macroeconomic Scenario:

In %	2005	2006	2007

IPCA	6.15	5.21	4.6
Selic (closing)	17.5	14.5	12.5
GDP	3.6	3.5	3.5
USD Commercial rate (closing) – in R$	2.70	2.75	3.03

MAIN FIGURES AND INDICES

In R$ Million	1Q05	1Q04%		1Q05	4Q04%

Net Income	1,205	609	97.9	1,205	1,058	13.9
Earnings per Stock (*)	2.45	1.28	91.4	2.45	2.23	9.9
Book Value per stock (R$) (*)	33.62	28.71	17.1	33.62	32.06	4.9

ROAE (Annualized)	34.7	19.3	-	34.7	31.7	-
ROAA (Annualized)	2.5	1.5	-	2.5	2.3	-

Financial Margin	3,999	3,330	20.1	3,999	3,516	13.7
Revenues from Services Rendered	1,661	1,319	25.9	1,661	1,675	(0.8)
Personnel and Administrative
Expenses	(2,413)	(2,385)	1.2	(2,413)	(2,573)	(6.2)

Total Assets	191,299	160,971	18.8	191,299	184,926	3.4
Loan Portfolio	65,979	54,894	20.2	65,979	62,788	5.1
Sureties and Guarantees
Deposits	71,372	59,186	20.6	71.372	68,643	4.0
Subordinated Debts	6,117	5,141	19.0	6,117	5,972	2.4
Technical Reserves	35,328	27,947	26.4	35,328	33,669	4.9
Stockholders’ Equity	16,538	13,625	21.4	16,538	15,215	8.7

In %
Efficiency Ratio	46.6	57.3	-	46.6	50.3	-
Efficiency Ratio (**)	52.7	59.0	-	52.7	55.5	-
Expanded Combined Ratio	92.1	100.1	-	92.1	92.6	-
BIS Ratio	17.1	18.9	-	17.1	18.8	-
(Financial Consolidated)
BIS Ratio
(Economic-Financial Consolidated)	15.0	16.4	-	15.0	16.1	-
Fixed Asset Ratio	43.8	43.8	-	43.8	38.0	-
(Financial Consolidated)
Fixed Asset Ratio
(Economic-Financial Consolidated)	21.1	28.0	-	21.1	23.3	-
(*)	For comparison purposes, the amounts are adjusted to the 200% stock splitting
(**)	Accumulated 12 months

In R$ Million	1Q05	1Q04%		1Q05	4Q04%

INTEREST ON OWN CAPITAL	366	326	12.3	366	340	7.6
Total Stocks (In Thousands) (*)	491,873	474,552	3.6	491,873	474,433	3.7
Earnings per stock (R$) (*)	2.45	1.28	91.4	2.45	2.23	9.9

(*) For comparison purposes, the capital stock was divided by 10,000 and adjusted to the 200% stock splitting.

INCOME STATEMENT

In R$ Million	1Q05	1Q04%		1Q05	4Q04%
REVENUES FROM FINANCIAL INTERMEDIATION	8,109	6,756	20.0	8,109	6,202	30.7
EXPENSES FROM FINANCIAL INTERMEDIATION	4,745	3,987	19.0	4,745	3,175	49.4

FINANCIAL MARGIN	3,999	3,330	20.1	3,999	3,516	13.7

Provision for Loan Losses	635	561	13.2	635	489	29.9
GROSS INCOME FROM FINANCIAL INTERMEDIATION	3,364	2,769	21.5	3,364	3,027	11.1

OTHER OPERATING INCOME (EXPENSES)	(1,780)	(1,970)	(9.6)	(1,780)	(1,493)	19.2

Revenues from Services Rendered	1,661	1,319	25.9	1,661	1,675	(0.8)
Retained Premiums from
Insurance, Private Pension Plans
and Savings Bonds	2,796	2,994	(6.6)	2,796	3,836	(27.1)
Change in Technical Reserves for
Insurance, Private Pension Plans
and Savings Bonds	(418)	(878)	(52.4)	(418)	(1,317)	(68.3)
Claims - Insurance Operations	(1,372)	(1,232)	11.4	(1,372)	(1,317)	4.2
Savings Bonds Draws and
Redemptions	(246)	(273)	(9.9)	(246)	(292)	(15.8)
Insurance and Private Pension
Plans Selling Expenses	(229)	(212)	8.0	(229)	(234)	(2.1)
Private Pension Plans Benefits
And Redemption Expenses	(745)	(533)	39.8	(745)	(511)	45.8
Personnel Expenses	(1,221)	(1,177)	3.7	(1,221)	(1,284)	(4.9)
Other Administrative Expenses	(1,192)	(1,208)	(1.3)	(1,192)	(1,289)	(7.5)
Tax Expenses	(405)	(336)	20.5	(405)	(411)	(1.5)
Equity in Earnings of Associated
And Subsidiary Companies	(5)	-	-	(5)	44	-
Other Operating Income	300	257	16.7	300	311	(3.5)
Other Operating Expenses	(704)	(691)	1.9	(704)	(704)	-

OPERATING INCOME	1,584	799	98.2	1,584	1,534	3.3
NON-OPERATING INCOME	(6)	(11)	(45.5)	(6)	(148)	(95.9)
INCOME BEFORE TAXES AND PROFIT SHARING	1,578	788	100.3	1,578	1,386	13.9
INCOME TAX AND SOCIAL CONTRIBUTION	(373)	(179)	108.4	(373)	(321)	16.2
MINORITY INTEREST IN SUBSIDIARIES	-	-	-	-	(7)	(100.0)
NET INCOME	1,205	609	97.9	1,205	1,058	13.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.